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                                                               EXHIBIT (a)(1)(U)


                                                                [CITIGROUP LOGO]


FOR IMMEDIATE RELEASE
CITIGROUP INC. (NYSE SYMBOL: C)
APRIL 6, 2000



                  CITIGROUP ANNOUNCES AN INCREASE OF THE TENDER
               OFFER PRICE FOR TRAVELERS PROPERTY CASUALTY CLASS A
                        COMMON STOCK TO $41.95 PER SHARE

New York, NY -- Citigroup (NYSE: C) announced today that it has increased the purchase price being offered in its cash tender offer for all the publicly-held shares of Travelers Property Casualty (NYSE: TAP), from $41.50 to $41.95 per share in cash. The cash consideration for shares purchased in the subsequent merger will likewise be increased. All those who have previously tendered their shares in connection with the tender offer will receive the higher price for their shares. The Travelers Board of Directors approved the tender offer on March 21, 2000 and it is currently scheduled to expire on April 19, 2000.

Citigroup also announced that it and Travelers Property Casualty Corp. reached a preliminary settlement of the purported stockholder class actions opposing Citigroup's cash tender offer and subsequent merger transaction, currently pending before the Delaware Chancery Court.

The preliminary settlement, which is subject to the execution of a definitive settlement agreement and judicial approval, would provide for a release of the claims asserted in the lawsuits. Citigroup, Travelers and each of its directors have agreed to the settlement of these class actions to eliminate the burden and expense of further litigation and to permit the tender offer and the merger to proceed as scheduled.

Citigroup (NYSE:C), the most global financial services company, provides some 100 million consumers, corporations, governments and institutions in 100 countries with a broad range of financial products and services, including consumer banking and credit, corporate and investment banking, insurance, securities brokerage and asset management. The 1998 merger of Citicorp and Travelers Group brought together such brand names as Citibank, Travelers, Salomon Smith Barney, Commercial Credit (now named CitiFinancial), and Primerica under Citigroup's trademark red umbrella. Additional information may be found at: www.citigroup.com.

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Travelers Property Casualty (NYSE: TAP) is a leading provider of a broad range of insurance products and services for commercial markets, including workers' compensation, integrated disability, property, liability and specialty lines, and fidelity and surety bonds. The Company is also a leading provider of homeowners and auto insurance for consumers. For more information on Travelers Property Casualty and its products, please visit the Company's Web site at www.travelers.com.

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CONTACTS:

MEDIA:   Leah C. Johnson      INVESTORS:  Sheri Ptashek
         212-559-9446                     212-559-4658